Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine months ended
September 30, 2018
Earnings:
Net income	$32,115
Add back:
Fixed charges	1,525
Distribution of income from investments in unconsolidated entities	599
Less:
Equity in earnings from unconsolidated entities	(1,425)
Total earnings (A)	$32,814

Fixed charges:
Interest expense	$1,521
Portion of rent expense representative of interest factor	4
Total fixed charges (B)	$1,525
Preferred dividends	12,965
Total Fixed Charges and Preferred Dividends (C)	$14,490

Ratio of earnings to fixed charges (A / B)	21.52
Insufficient coverage (A - B)	n/a

Ratio of earnings to fixed charges and preferred dividends (A / C)	2.26
Insufficient coverage (A - C)	n/a